Charter Communications, Inc.
400 Atlantic Street, 10th Floor
Stamford, Connecticut 06901

August 30, 2013

Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549
Division of Corporate Finance

Re:	Response to SEC Comment Letter dated July 10, 2013
SEC File No. 001-33664

Ladies and Gentlemen:

We are writing in response to your letter to Charter Communications, Inc. (“Charter,” “we” or the “Company”) dated July 10, 2013.

We have considered the Staff's comments relating to our Form 10-K for the Fiscal Year Ended December 31, 2012 and have set forth below our responses to each of the comments.

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Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Credit Facilities - Restrictive Covenants

CCO Holdings Credit Facility, page 50

Charter Operating Credit Facilities, page 51

1.	We note your response to comment 1. Please revise your proposed disclosures to present your actual consolidated first lien leverage ratio for the Charter Operating Credit Facilities.

We have revised the proposed disclosure as follows.

We propose modifying the second bullet item under “Charter Operating Credit Facilities” (page 51 of our 2012 Form 10-K) in future filings to read as follows and to add a new paragraph as indicated below:

Securities and Exchange Commission
August 30, 2013

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the failure to comply with specified covenants including the covenant to maintain the consolidated leverage ratio at or below 5.0 to 1.0 and the consolidated first lien leverage ratio at or below 4.0 to 1.0;

At December 31, 2012, Charter Operating had a consolidated leverage ratio of approximately 1.4 to 1.0 and a consolidated first lien leverage ratio of 1.1 to 1.0. Both ratios are in compliance with the ratios required by the Charter Operating Credit Facilities. A failure by Charter Operating to maintain the financial covenants would result in an event of default under the Charter Operating Credit Facilities and the debt of CCO Holdings. See “- Cross Acceleration” and “Risk Factors - The agreements and instruments governing our debt contain restrictions and limitations that could significantly affect our ability to operate our business, as well as significantly affect our liquidity.”

Note 2. Summary of Significant Accounting Policies, page F-7

Segments, page F-11

2.
We note your response to comment 4. Please provide us additional information about all of the “certain operating metrics”, such as “CPE” and plant maintenance, that management, in particular the CODM, relies on to assess performance and allocate resources. Describe for us what these non-financial business and operational data represent, at what level of detail does the CODM review them (e.g. KMA or lower), and how the CODM uses them to assess performance and allocate resources.

Our CEO, as CODM, receives and reviews information at the consolidated level, whether financial or non-financial in nature, and uses that information to assess performance and allocate resources on a consolidated basis. The CEO routinely receives consolidated operating metrics that include customers by product (video, Internet, and phone), sales and disconnects by product, customer net gains, penetration of estimated passings, bundled customer statistics, sales channel performance, call center and truck roll statistics and headcount. In addition, the CEO receives certain statistics related to the quality of physical transactions occurring at a local level, specifically truck roll data and ratios which use the number of customer connections, disconnections and average customers by service to calculate service level ratios. These statistics assist with the review of activity in the field at the local level, but are not the primary data used for resource allocation. Our CEO makes resource allocation decisions to specific operating strategies that impact the performance of the consolidated company. Furthermore, he assesses the performance of the Company on a consolidated level as a result of the implementation of the company-wide operating strategies. The execution of those strategies is carried out by levels below the CODM.

Securities and Exchange Commission
August 30, 2013

Resources allocated to our strategic initiatives of enhancing the customer experience and increasing customer growth are driven on a consolidated basis by our CODM. One such example would be CPE procurement, which is budgeted based on a certain number of connects and devices per connect, both estimated for the entire company. Consequently, CPE is purchased on a company-wide basis in order to maximize scalability during negotiations with our vendors and to meet estimated connects on a company-wide basis. Plant maintenance is another example. The allocation of corporate resources to plant maintenance is based on the strategy to improve the performance and reliability of the network. Levels below the CODM are then tasked with execution of the strategy and ensuring resources are provided where they are needed. A third example is our strategy of our all-digital network roll-out. Again, the amount of resources required for the all-digital roll-out is based upon an allocation of resources to implement the roll-out company-wide. In executing the all-digital roll-out, managers below the CODM carry out the initiative within our footprint based upon the potential immediate impact on our customers. Other overall resource allocation examples include, but are not limited to, implementation of a back office system to support customer growth or a decision to change the type of modem used, both of which would be on a company-wide basis.

3.
We remind the company that in providing analysis in the results of operations section of the MD&A, the company may find it helpful to include a discussion of key variables and operational data that management is utilizing in managing the business. These variables and operational data may be non-financial in nature or may represent industry specific metrics. As these key variables and metrics give readers a view of the company through the eyes of management and how the company manages the business, they would be material to investors, and therefore required. Please refer to SEC Release No. 34-48960 (FR-72), “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations” at www.sec.gov/rules/interp/33-8350.htm.

We note the guidance you reference and confirm that we have provided key operational data such as customer numbers by product and revenue per customer that we think investors would find useful in our customer table on page 4 of our 2012 Form 10-K.

Note 5. Franchises, Goodwill and Other Intangible Assets, page F-12

4.
We note your response to comment 5. We believe that pursuant ASC 350-30-35 it is not appropriate to aggregate the cable franchise rights into one unit of accounting and test your franchise assets for impairment at the enterprise wide level. We note that the “units of accounting have historically represented geographical clustering or [y]our cable systems into groups by which such systems were managed.” Please tell us what your results would have been in fiscal year 2012 if geographical clustering would have been used as the units of accounting when testing cable franchise rights for impairment.

Securities and Exchange Commission
August 30, 2013

We inform the staff that consistent with our disclosure in the 2012 Form 10-K, and as required by ASC 350, we tested our franchises first based on the prior units of accounting (11 KMAs) before testing the new unit of accounting (consolidated level) and determined there was no impairment identified under the prior units of accounting. As disclosed in our 2011 Form 10-K, there was substantial excess of fair value over the carrying value of the franchise assets at each unit of accounting. There have been no additional qualitative considerations since 2011 that would indicate the cushion would decrease.

We note your comment above regarding the aggregation of cable franchise rights into one unit of accounting and wish to clarify the specific factors we considered in determining that the Company has one unit of accounting for purposes of testing our cable franchise rights for impairment.

A cable franchise right represents the future economic benefits of the right to solicit and service potential customers, and the right to deploy and market new services to potential customers. Our franchise agreements are homogenous in nature and generally grant non-exclusive rights to construct, operate and maintain cable systems and to use public rights of way in doing so. The actual cost to enter into the franchise agreement itself is minimal. It is only when used in conjunction with the Company's entire cable plant that the franchise has significant value, given the opportunity to serve potential customers. As outlined in our previous response to prior comment 5, and further discussed below, we believe the highest and best use of the franchise assets is at the consolidated level and this, combined with the other factors considered in ASC 350-30-35, supports our position that franchises should be evaluated for impairment using one unit of accounting.

The cable industry has evolved and changed over the recent years as a result of a number of external factors, including among others, regulation, competition, consolidation, consumer preferences, and requirements for cost scalability in order to compete. The regulatory environment has changed to provide for franchise agreements at a state level, rather than a local municipality level. As a result, competition has expanded to include more nationally run businesses including AT&T U-Verse and Verizon FiOS. These competitors are in addition to the already nationally operated satellite providers, DIRECTV and Dish Network. Each of these players has the potential to market their services nationwide, which provides competition within the industry and across our entire footprint. In addition, the industry has been faced with continuous consolidation of content providers, broadcaster demands for payment of retransmission consent fees and additional programming, including new sports services and non-linear programming. As a result, programmers have significant leverage over the “pay-tv” providers to increase the price charged for their channels and/or to force providers to carry and distribute a wider range of channels. The development of nationwide competition and programming costs are consistently viewed by the industry and external parties as some of the most challenging issues facing the cable industry. To compete more effectively and to combat the rising cost of programming, which is our largest operating expense, we are focused on achieving maximum scalability and efficiency with all of our operations.

Securities and Exchange Commission
August 30, 2013

Accordingly, as discussed further below, Charter has evolved to run its business in a centralized consolidated manner versus a conglomeration of individual businesses in order to drive efficiencies and compete against national distributors by developing uniform strategies and implementation. The industry is no longer looking at ways to better “cluster” locally but increasingly is focused on creating scale to provide more purchasing power through strategies on a nationwide basis and centralized operations. Our largest costs are for programming and customer premise equipment. Their price is significantly impacted by the number of customers to whom programming is transmitted and the volume of equipment purchased. In addition, consumer preferences have continuously evolved. No longer do consumers solely watch television programming at scheduled dates and times or even on televisions in their homes. Consumers want access to their favorite content on their own individual schedules; essentially when they want it, where they want it, and how they want it. This is most evident from “over the top” services such as Hulu and Netflix, which allow customers to access video programming online through their televisions, personal computers, tablets, or smartphones, whenever, and wherever they would like without regard to localized systems. Furthermore, customers are consistently consuming content on-demand, which requires larger libraries of content to be stored and available to be delivered through various means, such as DVRs, tablets, smartphones, etc. and delivered across a national backbone. In short, these consumer demands and technological advances have created a national business.

In order to address the changes in our industry, react to consumer demands, and maximize operating results, as discussed in detail in our response to prior comment 4, in mid-2012, we undertook an organizational realignment that centralized all of our business functions (field operations, network operations, customer care, and marketing, etc.) on a consolidated level. The only aspects of our business that are managed locally are outside plant, construction and maintenance, and physical customer connections, service truck rolls, disconnections and quality assurance. Given the customer driven nature of our business, these are the functions that have substantial interaction with our customers thus requiring management at a local level. However, all other areas of our business are controlled and managed on a consolidated basis. We feel that this consolidated operating model maximizes the highest and best use of our franchise assets. The following discussion further illustrates how the strategic initiatives we have undertaken over the past year address the industry and consumer factors described above, and accordingly maximize the value of our franchise assets as a whole.

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Charter has standardized the pricing and packaging of all product offerings to be consistent across our entire footprint. For instance, a new customer in California pays the same amount for the same set of services as a new customer in South Carolina. Additionally, Charter's product offerings in all of its markets are standardized. The standard digital video offering includes 100+ HD channels and all of the large national cable networks; the standard Internet offering is 30 Mbps across our entire footprint; and the standard phone offering includes all calling features and long-distance service across our entire footprint. The new packaging and pricing is only applicable to new customers or customers changing their service levels. As a result, some customers are still on the legacy pricing and packaging. However, as of June 30, 2013, over 50% of our customers were on the new packaging and pricing, and more will continue to migrate as they roll off their legacy pricing packages.

Securities and Exchange Commission
August 30, 2013

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In addition to standardized packaging and pricing, Charter is able to execute a single nationwide marketing strategy. Our go-to-market approach is consistent across all of our markets encompassing the types of campaigns offered, the way our sales agents are compensated, and how marketing dollars are managed. This means that the Charter advertising a customer or potential customer sees in St. Louis, Missouri is consistent with the Charter advertising a customer or potential customer sees in Eau Claire, Wisconsin. We use one billing provider that sends consistent bills and ad inserts to all of our customers. Our call centers are also centralized so that when a customer calls in, he or she is routed to the appropriate call center to handle the type of call they have (billing, repair, sales or retention) no matter where that customer resides within our footprint. This is made possible by the fact that we offer homogeneous products, pricing and billing. We believe that our consistent marketing and branding strategy provides further evidence that our franchise assets are complementary as outlined per the indicators in ASC 350-30-35-23.

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We operate our network as a nationwide system and manage it centrally. We have, over the years, consolidated our headends through interconnectivity and were able to standardize and improve efficiency by reducing equipment and maintenance cost. In 2010, we completed the build-out of our national backbone over which all of Charter's markets are interconnected. The national backbone is essentially a large loop of fiber connectivity that is run off of two super headends. Note that two headends only exist to provide redundancy to the network so that if one fails, the entire company-wide network can run off of the other. This allows all new programming to be provided to all of our systems through one satellite earth station put in place at one of the headends, as opposed to having satellite earth stations in each headend across the country to obtain programming. The national backbone also provides other efficiencies to the network such as load balancing, more easily created peering relationships and faster launches of new cable television networks or making changes to video channel line-ups. In addition, the national backbone provides for national ad insertions where ads can be launched across our entire footprint, from one location. Accordingly, our entire network is designed or constructed to deliver a similar set of services across our footprint and enhance the franchise assets as a whole.

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We manage a substantial portion of our cash outflows on a consolidated basis, as the majority of our operating costs are interdependent which helps the Company drive cost savings and efficiency. Operating expenses such as programming, billing, sales/marketing, customer service, interconnectivity, etc. are driven by company-wide rates based upon customers or usage in total, rather than a location specific. Furthermore, our capital expenditures are budgeted and largely executed on a consolidated basis in order to achieve the lowest price and ensure consistency with our national strategy. Achieving the maximum amount of cost scalability, allows us to compete effectively in the marketplace. As a result of this strategy and the strategies discussed herein, financials are no longer produced at a KMA level. Accordingly, it is no longer practical, and will become increasingly more impractical, for us to develop financial statements or long range plans at a KMA level for the sole purpose of valuing franchise assets at that level. More importantly, each franchise asset does not generate cash outflows independent of any other franchise asset. Furthermore, with this

Securities and Exchange Commission
August 30, 2013

purchasing power, greater economies of scale are realized, which enhances the value of the franchise assets collectively.

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To respond to the change in the way our customers consume content, we offer a continuously growing suite of content that includes Watch ESPN, Watch Disney, HBO GO, CNN, TBS, TNT and BTN2GO among others that customers can access through their personal computers, tablets, and smartphones regardless of whether they are connected to our network. This means that a customer who lives in St. Louis can access this programming while on vacation in Florida (where there is no Charter network) by connecting to the Internet and authenticating themselves as a Charter video customer. This allows customers to view our content beyond the reach of our physical network regulated by an individual franchise agreement and enhances the value of the franchise assets as a whole.

Based on the operational, technological and competitive factors discussed above, along with our previous response to prior comment 5, where we evaluated the specific criteria for aggregation that are specified in the authoritative accounting guidance, we believe that the consolidated level is the grouping of franchise assets that best fits the criteria of ASC 350-30-35, representing the highest and best use of assets.

Sincerely,

/s/ Richard R. Dykhouse
Richard R. Dykhouse
Executive Vice President, General Counsel
and Corporate Secretary